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                                                                EXHIBIT 1A(5)(a)



                     PEOPLES BENEFIT LIFE INSURANCE COMPANY
    Home Office located at: 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499
                                 A Stock Company
                  (Hereafter called the Company, we, our or us)
                                  (800)866-6007


                         WAIVER OF PREMIUM BENEFIT RIDER

This extra benefit rider, attached to and made a part of the policy, provides as described below, waiver of premium in the event of total and permanent disability of the Insured.

We agree to waive payment of premiums for the policy and any riders when we receive proof of the following:

1.      That the Insured is totally and permanently disabled.
2.      That the disability began while this rider was in force.
3. That the disability has lasted continuously for at least six months during the Insured's lifetime.
4. That the disability commenced prior to the policy anniversary following the Insured's 60th birthday.


PREMIUMS TO BE WAIVED

We will waive the Waiver of Premium Benefit as shown on page 3, while the Insured is totally and permanently disabled. Premiums waived will be in the same frequency of payment as when disability began. No premium will be waived for the due date which is more than one year prior to our receipt at the home office of written notice and proof of the Insured's disability.

When you claim waiver of premiums, you are to pay premiums for at least six months or until we approve the claim. If we waive a premium that has been paid, we will refund it, or include it in the proceeds payable under the policy.

If total and permanent disability begins in the grace period of an unpaid premium, we will not waive that premium.

No premiums will be waived for periods of Total Disability during which you are not under the normal and customary care of a physician. No premiums will be waived after Total Disability ceases.

Separate periods of Total Disability beginning while this benefit is in force will be considered as one continuous disability period unless such separate periods are:

1.      Due to unrelated causes; or
2. Due to the same or related causes, but are separated by at least six months during which the Insured has returned to work.


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POLICY BENEFITS CONTINUE


Benefits under the policy will be the same as if the premiums waived had been paid in cash. This rider will not affect the Nonforfeiture Options in the policy, if any. It is possible that coverage will expire prior to the Maturity Date based on the amount of premium being waived. If the current interest or cost of insurance change, this would also affect coverage.


DEFINITION OF TOTAL AND PERMANENT DISABILITY

Disability shall be considered to be total when the Insured is unable to gainfully perform the major duties of his or her regular occupation.

During the first two years of disability, occupation means the Insured's occupation at the time disability began. The Insured's occupation includes attending school or college as a full time student.

After the first two years of disability, occupation means the Insured's occupation for which the Insured is reasonably suited by education, training or experience.

Such total disability shall be presumed to be permanent (but only for the purpose of determining the commencement of liability hereunder) when it is present and has existed continuously for not less than six consecutive months. If the total disability begins while the Insured is retired or temporarily unemployed, the word "occupation" means the last regular occupation at which the Insured was gainfully employed on a full time basis before the injury or sickness started.


PRESUMED DISABILITIES

We will consider the total and permanent loss of any of the following as a total and permanent disability even though the Insured engages in an occupation:

1.      The sight of both eyes.
2.      The use of both hands or both feet.
3.      The use of one hand and one foot.


NOTICE AND PROOF

Before we waive any premium, we must receive at our home office written notice and due proof of the total and permanent disability. The notice and proof must reach us:

1.      While the Insured is living; and
2.      While the Insured is totally and permanently disabled; and
3. Not later than one year after the due date of any premium that is to be waived.

However, these time limits will not apply if we are satisfied that notice (or proof) was given as soon as reasonably possible.


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At reasonable intervals, we can require due proof that the total and permanent disability is continuing. If proof is not given, we will stop waiving premiums. After the first two years of total and permanent disability, we will not ordinarily require proof more often than once a year.

As part of due proof, we can require that the Insured be examined by doctors of our choice.

You have the obligation to inform us immediately if you are no longer disabled or if you return to work.


DISABILITIES NOT COVERED

We will not waive premiums if the Insured's disability results from:

1.      War, declared or undeclared, or
2.      The Insured's military service for any country at war, or
3.      Intentionally self-inflicted injury.


THE CONTRACT

In this rider, "policy" means the policy in which you have requested that this rider be included. "Page 3" means page 3 of the policy.

This rider is issued in consideration of the application and the payment of premiums as provided. The amount of premium and the premium-paying period for this rider are shown on page 3.

The Insured is the person shown as the Insured on page 3.

This rider is a part of the policy. All provisions of the policy which are not inconsistent with the provisions of this rider apply to this rider.


RIDER DATE

Rider months, years and anniversaries are measured from the rider date. The rider date is the policy date unless a different rider date is shown in the policy. When used in the rider, "date of issue" means the rider date.


INCONTESTABILITY

This rider is subject to the Incontestability provisions of the policy. However, the contestable period shall, as far as this rider is concerned, be measured from the date of issue of this rider.


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TERMINATION

This rider will terminate on the earliest of the following dates:

1. Unless the Insured is totally and permanently disabled, the policy anniversary following the Insured's 60th birthday.
2.      The date this rider or the policy lapses for failure to pay a premium.
3. The date the policy becomes paid up, expires, matures as an endowment or otherwise terminates.
4. The date a Nonforfeiture Option under the policy, if any, becomes effective.

Any premium on the policy falling due on or after the termination of this rider shall automatically be reduced by the premium for this rider.

You may terminate this rider by written request.

Termination will not affect any claim which may be made because of total and permanent disability which began prior to termination.



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                                  Signed for us at our home office.
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                        [SIG]                                                [SIG]

                      SECRETARY                                             PRESIDENT
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